March 7, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:  VoiceServe, Inc.
        Amendment No. 1 to Registration Statement on Form S-1
        Filed December 20, 2010
        File No. 333-169459

Dear Mr. Groff:

We represent Voiceserve, Inc. (“Voiceserve” or, the “Company,” “we,” “us,” or “our”).  By letter dated December 28, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on December 20, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Amendment 1 to Registration Statement on Form S-1

General

1.
Make sure that the filing consistently refers to the correct number of securities to be offered.  For example, under footnote 3 to the registration fee table, you refer to up to 1,825,947 shares of common stock to be offered by the selling shareholders and up to 609,649 shares of common stock issuable upon the exercise of outstanding warrants.

Response: The Registration Statement on Form S-1/A has been revised to disclose the correct number of common shares being offered by the selling shareholders under footnote 3.

Primary Offering Prospectus Cover Page

2.
In accordance with comment 4 from our letter dated October 13, 2010 revise the sentence “[w]e are offering a minimum of 1,481,928 shares of common stock” to make clear that this is a no minimum offering. Further, revise here and throughout your filing to indicate that the company’s offering will be at a fixed price. Note that because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under  Rule 415(a)(4).  Therefore, you must fix the offering price of the securities being offered by the Company for the duration of the offering.

Response:  The Registration Statement on Form S-1/A has been revised throughout to make clear that our we are offering our shares of common stock at a fixed price equal to $.25 for the duration of the offering.

Risk Factors, page 6

Risks Relating to Our Business, page 6

3.	Add a header to the risk factor discussion regarding your lack of patent protection at the bottom of page 6.

Response: A header regarding risks related to our intellectual property has been added to the appropriate risk factor located on page 8.

Risks Relating to Our Common Stock, page 8

4.	Tell us why you removed the risk factor titled “You May Be Unable To Sell Your Common Stock At Or Above Your Purchase Price, Which May Result In Substantial Loss To You.”

Response: The Registration Statement on Form S-1/A has been revised to include the risk factor on page 9.

5.
We note your response to comment 10 from our letter dated October 13, 2010.  Please further expand this risk factor to address the impact market price sales in the selling shareholder offering may have on the company’s ability to sell shares at a fixed price.

Response: The Registration Statement on Form S-1/A has been revised to expand the risk factor related to our ability to sell shares through this offering.

Description of Securities, page 12

6.
The disclosure added in response to comment 12 from our letter dated October 13, 2010 is inapplicable to this offering because you are not registering warrants for sale or resale.  Please revise to remove any reference to prospectus supplement descriptions of warrants, and include a general description of your outstanding warrants as required by Item 202(c) of Regulation S-K.

Response: The Registration Statement on Form S-1/A has been revised on page 12 to remove any references to prospectus supplement descriptions of warrants, and a general description of our outstanding warrants have been included.

Description of Business, page 13

7.
We note your response to comment 14 from our letter dated October 13, 2010 and your revised disclosure. Revise the following statements to either (i) provide objective support for your assertions and ensure that you make clear upon what standard or measure you base your claims, or (ii) characterize these assertions as  your beliefs.

•	“VoipSwitch’s software enables communications providers, businesses, enterprises, hotels and cruise liners to communicate using the latest sophisticated software technology.” Pages 1 and 13.
•	“Our competitors do not have the full suite of models currently offered by VoipSwitch.” Page 14
•	“VoipSwitch today is the leader in selling mobile dialers.” Page 14
•	“Their pricing for a limited solution in comparison to ours is far dearer [sic] mainly because they supply hardware in addition to the software.” Page 14
•	“This economical, easy-to-use alternative to traditional PBX systems or Centrex class services allows high-speed Internet users anywhere in the world to be part of a virtual PBX…” Page 17
•	“For mobile phone users, Call-to-PBX offers Vippie Mobile – a softphone easily downloaded that seamlessly connects to the Call-to-PBX via WiFi or GPRS networks.” Page 17
•
“Traditional methods of content delivery, including air, satellite and cable are still available, but they are prohibitively expensive for small and medium size providers and are not globally scalable.”  Page 17

Response: The Registration Statement on Form S-1/A has been revised to either delete, or characterize the noted assertions as our beliefs.

Business Overview, page 14

8.
The revised disclosure provided in response to comment 13 from our letter dated October 13, 2010 does not fully account for the requirements of Item 101(h) of Regulation S-K. Further revise to elaborate with respect to the competitive environment you operated in. We note the page 7 characterization of your industry as “highly competitive.” In addition, provide the number of total employees and full time employees.

Response: The Registration Statement on Form S-1/A has been revised on page 14 to account for the requirements of Item 101(h) of Regulation S-K, elaborate on the competitive environment we operate in and the number of total employees and full time employees.

Financing & Revenue Sources, page 18

VoIPSWITCH, page 18

9.
With regard to the disclosure provided in response to comment 16 from our letter dated October 13, 2010, further revise to clarify the relationship among revenues received from “ongoing monthly service charges to resellers license purchasers…,”  license fees and annual customer service fees.

Response: The Registration Statement on Form S-1/A has been revised in the section entitled Financing and Revenue Sources on Page 18 to better clarify the relationship among revenues received, and how they are accounted for in the Company’s financial statements. The revised discussion discloses that VoIPSWITCH revenues consist of one time license fees for a software license granted in perpetuity and customer support of that software.

The disclosure explains that the initial billing to the customer for electronic delivery to the customer of the license software is allocated between an up-front revenue recognized portion for the amount attributed to the license sold, and a portion allocated to free customer support for a term of one year that is initially deferred from being recognized into income, and then recognized as revenue on a straight line basis over that one year. The portion allocated to the free support is based on Vendor Specific Objective Evidence represented by what the Company actually charges the customer to renew the support annually after the free customer support period has expired.

The disclosure further explains that the Company defers recognizing the amount billed for support renewal, and then recognizes renewal customer support billings on a straight-line basis over the term it provides support beyond the free support period.

Management’s Discussion and Analysis Of Financial Condition And Results Of Operations, page 20

10.	We note your response to comment 21 from our letter dated October 21, 2010, but you have not removed the reference. Therefore, we reissue our previous comment.

Response: The Registration Statement on Form S-1/A has been revised to remove the reference to the safe harbor provided by the Private Securities Litigation Reform Act of 1995.

11.
Restore your results of operations discussion for the year ended March 31, 2010 compared to the year ended March 31, 2009.  See Instruction 1 to Item 303(a) of Regulation S-K.  Make sure that your restored disclosure accounts for comment 23 from our letter dated October 13, 2010.

Response: The Registration Statement on Form S-1/A has been revised to restore our results of operations discussion for the year ended March 31, 2010 compared to the year ended March 31, 2009.

Liquidity and Capital Resources, page 25

12.	Reconcile the cash and cash equivalents held as of September 30, 2010 with your balance sheet.

Response: The cash and cash equivalents held as of December 31, 2010 have been reconciled and disclosed on page 25 of the Registration Statement on Form S-1/A.

13.
Regarding the short-term and long-term capital needs figures provided, clarify how you expect to use the cash needed.  For example, you should discuss the funds you expect to dedicate to research and development as well as funds to be dedicated to attending industry conferences and exhibitions.  These are just examples.  Within your discussion account for the disclosure on page 22 which indicates the potential repercussions of failing to sell more than 50% of the shares offered by the company under this filing.

Response: The Registration Statement on Form S-1/A has been revised on page 25 to disclose how we expect to use our short-term and long-term cash needed, as well as how this plan will be altered in the event that we fail to sell more than 50% of the shares offered under this filing.

Directors, Executive Officers, Promoters and Control Persons, page 26

14.
We note your response to comment 25 from our letter dated October 13, 2010 and your revised disclosure.  Further revise to disclose with respect to Messrs. Taylor and Millet the specific experience, qualifications, attributes or skills that led the board of directors to conclude that the person should serve as a director of the company.  See Item 401(e) of Regulation S-K.

Response: The Registration Statement on Form S-1/A has been revised on page 26 to disclose the specific experience, qualifications, attributes or skills that led the board of directors to conclude that Messrs. Taylor and Millet should serve as directors of the Company.

Executive Compensation, page 29

15.
We note that your Board of Directors determines bonus awards.  Further revise the disclosure added in response to comment 28 from our letter dated October 13, 2010 to clarify which aspects of compensation your officers determine.  Specifically identify each officer involved in determining compensation and clearly state whether any of these officers influence their own compensation.

Response: The Registration Statement on Form S-1/A has been revised on page 29 to clarify the bonus compensation process including who and how such compensation is determined.

Summary Compensation Table, page 30

16.
In accordance with comment 26 from our letter dated October 13, 2010, please add disclosurewith respect to why you chose to treat your executive officers as independent contractors instead of employees.  Your discussion should include all material information necessary to understand this facet of your compensation practices including any risks resulting there from.  See Item 402(o) of Regulation S-K.

Response: The Registration Statement on Form S-1/A has been revised on page 32 to disclose why we choose to treat our executive officers as independent contractors instead of employees.

Employment Agreements, page 30

17.
 Because Messrs. Bibelman and Ellinson sit on your Board of Directors, your response to comment 30 from our letter dated October 13, 2010 does not answer whether they will take part in their own bonus award determinations.  Revise to clarify.  In addition, explain what factors will be considered in determining “the efforts put into the Company to generate revenues and enhance the Company’s growth.”

Response: The Registration Statement on Form S-1/A has been revised on page 31 to disclose that our directors do not take part in their own bonus award determinations and the factors considered when the board determines whether a bonus award should be paid.

18.	Describe the material terms of Mr. Stefansky’s employment agreement. See Item 402(o)(1) to Regulation S-K.

Response: The Registration Statement on Form S-1/A has been revised on page 30 to disclose the material terms of Mr. Stefansky’s employment agreement.

Security Ownership of Certain Beneficial Owners and Management, page 31

19.
The holdings of Ms. Daphne Arnstein do not reflect her correct percentage holdings of all outstanding shares.  Please correct this typo.  In addition, please review your entire document and correct all typos to avoid any potential confusion.

Response: The Registration Statement on Form S-1/A has been revised to correctly reflect the holdings of Ms. Daphne Arnstein and to clarify the information on the table disclosing the security ownership of certain beneficial owners and management on page 31.

Plan of Distribution, page 32

20.
We note the added disclosure in response to comment 2 from our letter dated October 13, 2010.  Please completely revise this section to accurately reflect the circumstances of your offering.  We note for example, several references to at the market offerings.  Because you are not Form S-3 eligible, you are not able to conduct a primary at the market offering.  As another example, you refer to preferred stock, but are not offering preferred stock.  Within your revised disclosure, discuss the salient characteristics of a best efforts offering.

Response: The Registration Statement on Form S-1/A has been revised on page 32 to reflect the circumstances of our offering.

Note 8. Common stock issuances, page F-14

21.
We note your response to comment 33 from our letter dated October 13, 2010 and your disclosure in Note 9, common stock issuances, on page F-13.  For your common stock issued in May 2009 and September 2010, please tell us the nature of each restriction on these stock issuances.  If the nature of the restriction is limited to the passage of time not to exceed one year, we believe a nominal discount is appropriate.  Include in your response the impact on the estimated fair value of the shares issued in May 2009 and September 2010 if you used a discount of 10% and 25%, respectively.

Response:  In May 2009, three of our officers, Lukasz Nowak, Krzysztof Oglaza, and Michal Kozlowski, each received 1,000,000 restricted shares of VoiceServe, Inc. common stock, aggregating 3,000,000 shares. Each of these officers is a 6.94% stockholder of the Company. Further, Mr. Oglaza is also a director of the Company.  As such, each of the three individuals is subject to Rule 144 which subjects the public resale of these securities to a holding period of at least 6 months and a resale limit every 3 months thereafter equal to 1% of the outstanding shares.

After the issuance, and at March 31, 2010, the issued and outstanding shares of common stock of the Issuer totaled 32,402,935 shares.  Therefore, in accordance with Rule 144, 324,029 shares are available for resale (32,402,935 shares x 1% = 324,029 shares) for each 3 month period after 11/21/09.  Thus, the nature of the restriction involves the passage of time exceeding one year, which in this case is at least 16 months.  However, considering the low trading volume in VoiceServe, Inc., the time necessary to sell the 3,000,000 shares is likely much longer.  On December 1, 2009, approximately 6 months after the 3,000,000 restricted shares were issued, the trading price of the stock was $.16 per share on 21,400 shares traded. This was a 36% decrease from the June 3, 2009 trading price of $.25 per share.

Had a discount of 10% been used, the fair value of the May 2009 issuance would have been computed at a discount price equal to $.225 per share ($.25 x 90% = $.225), totaling $ 675,000 for 3,000,000 shares ($300,000 higher than the $375,000 amount reported) and the September 2010 issuance would have been computed at a discount price equal to $.2961 per share ($0.329 x 90% = $0.2961), totaling $266,490 for 900,000 shares ($118,440 higher than the $148,050 amount reported).

Had a discount of 25% been used, the May 2009 issuance would have been computed at a discounted price equal to $.1875 per share ($.25 x 75% = $.1875), totaling $562,500 for 3,000,000 shares ($187,500 higher than the $375,000 amount reported) and the September 2010 issuance would have been computed at a discount price equal to $.24675 per share ($.329 x 75% = $.24675), totaling $222,075 for 900,000 shares ($74,025 higher than the $148,050 amount reported).

Recent Sales of Unregistered Securities, page II-2

22.
We note your response to comment 34 from our letter dated October 13, 2010, but see no applicable revision.  Revise your disclosure to account for all sales of unregistered securities covered by Item 701 of Regulation S-K.  For example, you should discuss the common stock issuances on page F-14 under note 8 to your financials.

Response: The Registration Statement on Form S-1/A has been revised on page II-2 to disclose all sales of unregistered securities covered by Item 701 of Regulation S-K.

23.	In your response, explain why the previous disclosure regarding your May 26, 2010 sale of common stock and warrants changed. Revise your disclosure on page 2 and elsewhere for consistency.

Response: Our disclosure regarding our May 26, 2010 sale of common stock and warrants has been updated and is now consistent with the rest of the document.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
           Gregg E. Jaclin